June 8 , 2007
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Terrence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

RE:	Toll Brothers, Inc. Form 10-K for the Fiscal Year Ended October 31, 2006 Filed January 5, 2007 File No. 001-09186
Dear Mr. O’Brien:
     We have reviewed your letter of May 9, 2007 regarding the Toll Brothers, Inc. Annual Report on Form 10-K for the year ended October 31, 2006 (the “Form 10-K”). To facilitate your review, we have included each of your comments prior to our responses to them. Pursuant to your letter, we will in future filings expand our disclosures to respond to your comments.
Comment #1:
We note your response to our prior comment two. Please also address whether, on an aggregated basis, the carrying value of communities for which the estimated future undiscounted cash flows were close to their carrying values is material. If so, please disclose this fact and quantify the carrying value of such communities. It may be useful for readers if this is information is presented on a segment basis.
Response:
In the normal course of our review of the appropriateness of the carrying value of our inventory, we review many communities to determine if an impairment charge should be recognized. The initial valuation of the community’s carrying value is derived using estimates of the various factors that will affect the calculation of our estimated future cash flow of that community. During this process, we often calculate the estimated cash flow of a community a number of times using different sets of assumptions (including what we believe are some very conservative assumptions) to determine if the carrying value of that community has been impaired. Once the determination is made that the community’s value has been impaired, we use our best estimate of the variables to determine the impairment charge. We disclose the various types of assumptions that we make. We also disclose that if our estimates or expectations that were used in the determination of estimated fair value deteriorate in the future, we may be required to recognize additional write-downs.
We cannot define “close” as it relates to a potential impairment. It would be a subjective decision on our part as to its meaning and would vary from community to community. Further, we believe that even if we could determine it, disclosure of the carrying value of communities for which the estimated future undiscounted cash flows were “close” to causing an impairment charge could be misleading to the reader of the financial statements since the reader could not properly evaluate this information without access to all the information and assumptions on a community by community basis.
Comment #2:
Please provide the weighted average future sales pace and future sales price by geographic segment you used for your 2006 analysis. Provide a sensitivity analysis related to these two material assumptions. Disclose and discuss changes from your 2006 historical weighted average sales price and sales pace for each geographic segment.
Response:
The assumptions used in the evaluation of future cash flows for each of our communities are unique to each individual community and are very dependent upon the product type, location, competition, demographics and local economic conditions affecting that community. Providing the reader of the financial statements with the weighted average sales pace and price assumptions by geographic segment for communities with impairments versus either historical or current sales paces or prices would not be meaningful and may even be misleading. For example, a community with an estimated sales pace of 10 per year and an estimated sales price of $500,000 per home may not require an impairment charge, while a community within the same region with an estimated sales pace of 15 per year and an estimated sales price of $700,000 per home may require one. All factors such as original land cost, improvement costs, overhead structure, not just sales pace and sales price, affecting the individual community’s estimated future cash flow must be considered when evaluating that community’s carrying value. It is our belief that disclosing the weighted-average future sales pace and sales price assumptions would imply that the information can be used to evaluate our inventories, which would be misleading.
With regard to providing a sensitivity analysis related to sales pace and price assumptions, we reiterate that any valuation of a community must be done on a community specific basis and the impact of any changes in assumptions must be evaluated on a community by community basis with all other factors affecting that community. As previously stated, we believe that supplying this information could lead to incorrect inferences.
Comment #3:
Please disclose the discount rate you used in determining your 2006 inventory write-down and how you determined the appropriateness of such rate. Please disclose the impact that a 1% change in the discount rate would have had on the amount of your write-down.
Response:
As stated in our response to Comment #2, there are many assumptions in the determination of the impairment charge, of which the discount rate is only one. We believe that providing this information in our financial statements would not give the readers any meaningful additional information which could be used to assist them in evaluating our inventory carrying values; in fact, it may lead the reader to believe that high discount rates are more conservative when other factors such as sales pace and sales price for a particular community may be more important in the evaluation of that community’s carrying value.
With regard to supplying the impact of a 1% change in the discount rate, again we reiterate that any valuation of a community must be done on a community specific basis and the impact of any changes in assumptions must be evaluated on a community by community basis. As previously stated, we believe that this information could lead the reader to incorrect conclusions.
Comment #4:
Disclose the number of communities you were operating in as well as the additional communities for which you had land that you owned or controlled through options or purchase agreements and the number of communities for which you were required to record an inventory write-down.
Response:
In our Form 10-K we disclose the number of communities that we are currently operating from and the number of future communities for which we either own the land or control the land through an option arrangement. In future filings we will include the number of communities that we have recognized write-downs on.
     We trust that the above fully responds to your questions and comments. If you have any additional questions or comments, please contact me.

Yours truly,
/s/ Joseph R. Sicree
Joseph R. Sicree
Senior Vice President —
Chief Accounting Officer
Direct telephone: 215 938 8045
Fax: 215 938 8422
E-mail: jsicree@tollbrothersinc.com